[GRAPHIC OMITTED]


FOR IMMEDIATE RELEASE                                EARNINGS RELEASE
---------------------                                ----------------


             TOP IMAGE SYSTEMS REPORTS SECOND CONSECUTIVE PROFITABLE
            QUARTER AND AN INCREASE OF 24% IN REVENUE AS COMPARED TO
                          CORRESPONDING QUARTER OF 2003

Tel Aviv, Israel -- May 20, 2004 -- Top Image Systems, Ltd. (NASDAQ: TISA), a leading innovator of intelligent document recognition, announced today a 24% increase in revenue in the first quarter of 2004, which ended on March 31, 2004, as compared to the first quarter of 2003.

Top Image Systems (TiS) provides automated data capture solutions that improve enterprise business processes by integrating data from multiple sources and of different types, such as invoices, freight and shipping bills, purchase orders and others, and by seamlessly delivering the extracted data to enterprise applications such as document and content management, ERP, or CRM.

Revenue in the first quarter of 2004 was $2.36 million or 24% more than the $1.90 million of revenue in the first quarter of 2003. TiS had net income of $15 thousand compared with a net loss of $288 thousand in the first quarter of 2003. Income per share in this quarter was $0.002 compared with a loss per share of $0.047 in the first quarter of 2003.

"Traditionally, the first quarter is the weakest quarter across our industry, however this year, we are very pleased with our first quarter performance." Dr. Ido Schechter, Chief Executive Officer of Top Image Systems stated. "Once again, we continued a five-quarter trend of improvement and increased our quarterly revenues. During the later part of the first quarter, we commenced implementation of an extensive strategic plan to expand the Company's business. Aiming to broaden our offering, and to expand it from product to a full solution, we are expanding our manpower and investing in new technologies, further developing eFLOW's capabilities as well as partnering with complementary new technologies. During the quarter, we signed several major new contracts and furthered the development of existing projects, such as the projects for the Australian Department of Defence; Guardian Life Insurance Company of America, the fourth-largest mutual life insurance company in the United States; and Recall, one of the world's largest archive bureaus for physical documents. We are also deepening our working relationship with partners across Europe and with are extending our reach into government projects in the UK." Mr. Schechter added.

ABOUT TOP IMAGE SYSTEMS

Top Image Systems is a leading innovator of enterprise solutions for managing and validating content, which enters organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TiS solutions deliver the content to applications that drive the organization. TiS' eFLOW Unified Content Platform is a common platform for the company's solutions. TiS markets its platform in more than 30 countries through a multi-tier network of distributors, system integrators and value added resellers, as well as strategic partners. For more information on TiS, visit the company's web site at: http://www.topimagesystems.com/.

"Safe harbor" statement under the Private Securities Litigation Reform Act of 1995:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings.

CONTACTS:

Adi Granot
Investor and Public Relations Manager
Top Image Systems Ltd.
+972 3 7679114
adi@TopImageSystems.com






                             FINANCIAL TABLES FOLLOW

                                                                            Top Image Systems Ltd.
CONSOLIDATED BALANCE SHEET
-------------------------------------------------------------------------------------------------



                                                         MARCH 31,      MARCH 31,    DECEMBER 31,
                                                      ------------    -----------    ------------
                                                             2004            2003            2003
                                                      ------------    -----------    ------------
                                                                $               $               $
                                                      ------------    -----------    ------------
                                                        UNAUDITED       UNAUDITED         AUDITED
                                                      ------------    -----------    ------------

ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                5,238,386      6,891,930      5,854,436
Marketable securities                                      277,844        528,157        276,515
Trade receivables, net                                   5,009,815      3,266,246      4,606,254
Other current assets                                       478,701        373,221        413,716
                                                      ------------    -----------    ------------

Total current assets                                    11,004,746     11,059,554     11,150,921
                                                      ------------    -----------    ------------

LONG TERM DEPOSITS                                          80,287         75,715         85,995
                                                      ------------    -----------    ------------

PROPERTY AND EQUIPMENT

Cost                                                     1,758,312      1,709,468      1,778,512
Less accumulated depreciation                           (1,336,416)    (1,235,599)    (1,386,998)
                                                      ------------    -----------    ------------

Net property and equipment                                 421,896        473,869        391,514
                                                      ------------    -----------    ------------
                                                      ------------    -----------    ------------
TOTAL ASSETS                                            11,506,929     11,609,138     11,628,430
                                                      ============    ===========    ============


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans                                    1,650,004        962,724      1,592,020
Trade payables                                             266,276        154,207        305,953
Other payables and accruals                              1,649,354      2,399,352      1,899,835
                                                      ------------    -----------    ------------

Total current liabilities                                3,565,634      3,516,283      3,797,808
                                                      ------------    -----------    ------------

LONG-TERM LIABILITIES:
Accrued severance pay, net                                 184,633        178,370        190,916
                                                      ------------    -----------    ------------



SHAREHOLDERS' EQUITY
Share capital - Ordinary share of NIS 0.04 par value        73,627         73,079         73,274
Additional paid-in capital                              22,481,859     22,339,501     22,380,262
Accumulated deficit                                    (14,798,824)   (14,498,095)   (14,813,830)
                                                      ------------    -----------    ------------

Total shareholders' equity                               7,756,662      7,914,485      7,639,706
                                                      ------------    -----------    ------------
                                                      ------------    -----------    ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              11,506,929     11,609,138     11,628,430
                                                      ============    ===========    ============


                                                          Top Image Systems Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                          THREE MONTHS ENDED     YEAR ENDED
                                        ----------------------  ------------
                                        MARCH 31,    MARCH 31,  DECEMBER 31,
                                        ---------    ---------  ------------
                                             2004         2003          2003
                                        ---------    ---------  ------------
                                                $            $             $
                                        ---------    ---------  ------------
                                        UNAUDITED    UNAUDITED       AUDITED
                                        ---------    ---------  ------------
REVENUES
Product revenues                        1,809,373    1,409,778     6,210,526
Service revenues                          555,113      492,538     2,108,476
                                        ---------    ---------  ------------

Total revenues                          2,364,486    1,902,316     8,319,002
                                        ---------    ---------  ------------

COST OF REVENUES
Product costs                             447,796      506,405     1,794,880
Service costs                             172,995      132,732       544,910
                                        ---------    ---------  ------------

Total cost of revenues                    620,791      639,137     2,339,790
                                        ---------    ---------  ------------

Gross profit                            1,743,695    1,263,179     5,979,212



Research and development                  196,822      215,131       863,209
Selling and marketing                   1,063,504      945,114     3,768,901
General and administrative                476,670      398,691     2,049,525
                                        ---------    ---------  ------------

                                        1,736,996    1,558,936     6,681,635
                                        ---------    ---------  ------------

Operating profit (loss)                     6,699     (295,757)     (702,423)

Financing income, net                       8,307        7,445        98,376

                                        ---------    ---------  ------------

Profit (loss) before taxes on income       15,006     (288,312)     (604,047)
Taxes on income                              --           --            --
                                        ---------    ---------  ------------

Net profit (loss) for the period           15,006     (288,312)     (604,047)
                                        =========    =========  ============

Net earning (loss) per share                0.002       (0.047)       (0.096)
                                        =========    =========  ============

Weighted average number of
shares used to compute net
earning (loss) per share                6,320,813    6,098,890     6,252,996
                                        =========    =========  ============